
May 3, 2012

Via E-mail
Mr. George F. Jones, Jr.
Chief Executive Officer
Texas Capital Bancshares, Inc.
2000 McKinney Avenue, Suite 700
Dallas, TX 75201

      Re: Texas Capital Bancshares, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 23, 2012

              Definitive Proxy Statement on Schedule 14A
              Filed April 4, 2012
              File No. 001-34657

Dear Mr. Jones:

We have reviewed your filings and response letter dated March 30, 2012 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 23-Legal Matters, page 97

1.   We have reviewed your response to prior comment one from our letter dated March 21, 2012. Based on your response, we remain unclear as to why you have not accrued a liability for the $65.4 million verdict amount under the guidance in ASC 450-20-25-2. Please provide us with the following additional information to support your conclusion that it is not probable the verdict amount will become an actual liability:

      •   A more detailed description of the case, including the nature of the complaint and the basis for the jury verdict;

      •   More information on the legal advice you received, including the grounds for dismissal or change in verdict and/or reason to believe an appeal would be successful, including any history you have with being successful in similar cases or history you are aware of that indicates defendants in similar circumstances are successful on appeal; and

- More detail about the facts and circumstances of the suit you filed in April 2010 and how that impacts your conclusions reached concerning the jury verdict in this particular case.

Definitive Proxy Statement filed April 4, 2012

Executive Compensation

Compensation Discussion and Analysis

General

2.	In future filings, please revisit your compensation discussion and analysis to address material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A.

3.	In addition, in future filings, please provide substantive analysis of how the Committee made actual payout determinations and how individual performance and contributions impacted these evaluations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K and also Item 402(b)(2)(vii).

Equity Awards, page 17

4.	In future filings, please disclose the "certain performance metrics developed by the HR Committee." If you are relying on Instruction 4 to Item 402(b) to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney